Exemption No. 82-5093

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

April 9, 2002

VIA TELECOPIER AND DELIVERED
(416) 593-8252

Ontario Securities Comm
19th Floor, P.O. Box 55
20 Queen Street West
Toronto, Ontario, M5H 3:

02028532

SUPPL

02 APR 19 AM 11:32

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("Romios")
File No. 1072-D-11

In accordance with subsection 72(5)(b) of the Securities Act (Ontario) R.S.O. 1990 c.S.5 as amended (the "Act"), I hereby give notice that on April 5, 2002, **277,500 common shares** of Romios were issued as follows pursuant to section 72(1)(f)(iii) of the Act on the exercise of warrants previously issued pursuant to a seed capital offering effective as of April 5, 2000:

Name	Address	No. of Shares	Price per Share
Giuseppe (Joe) Ianni	25 Ridgement Road Etobicoke, Ontario, M9P 1C4	15,000	$0.20
Konstantinos Dalekos	730 Dovercourt Road Apt. 1409 Toronto, Ontario, M6H 2W9	50,000	$0.20
William Myers	202 Glenada Court Richmond Hill, Ontario, L4C 5M7	100,000	$0.20
Glen F. Tefler	262 Patricia Avenue North York, Ontario, M2M 1J8	112,500	$0.20
	TOTAL	**277,500**	

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone
WRJ/vl

cc: Canadian Venture Exchange. - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-5093

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

April 9, 2002

VIA TELECOPIER AND DELIVERED
(416) 593-8252

Ontario Securities Commission
19th Floor, P.O. Box 55
20 Queen Street West
Toronto, Ontario, M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("Romios")
File No. 1072-D-11

In accordance with subsection 72(5)(b) of the Securities Act (Ontario) R.S.O. 1990 c.S.5 as amended (the "Act"), I hereby give notice that on April 5, 2002, **277,500 common shares** of Romios were issued as follows pursuant to section 72(1)(f)(iii) of the Act on the exercise of warrants previously issued pursuant to a seed capital offering effective as of April 5, 2000:

Name	Address	No. of Shares	Price per Share
Giuseppe (Joe) Ianni	25 Ridgement Road Etobicoke, Ontario, M9P 1C4	15,000	$0.20
Konstantinos Dalekos	730 Dovercourt Road Apt. 1409 Toronto, Ontario, M6H 2W9	50,000	$0.20
William Myers	202 Glenada Court Richmond Hill, Ontario, L4C 5M7	100,000	$0.20
Glen F. Tefler	262 Patricia Avenue North York, Ontario, M2M 1J8	112,500	$0.20
	TOTAL	**277,500**	

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone
WRJ/vl

cc: Canadian Venture Exchange. - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail